23 East 4th St 3rd Floor New York, NY 10003 T: +1 (212) 201-9280 F: +1 (866) 561-0310 www.The Orchard.com

June 7, 2010

Securities and Exchange Commission
Office of Mergers & Acquisitions
100 F Street, N.E.
Washington, D.C. 20549

Re:	The Orchard Enterprises, Inc. Schedule 13E-3 Filed April 27, 2010 File No. 005-81616

Preliminary Proxy Statement on Schedule 14A Filed April 27, 2010 File No. 000-51761

Ladies and Gentlemen:

On behalf of The Orchard Enterprises, Inc., a Delaware corporation (the “Company”), this letter is in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) made in the letter dated May 21, 2010 (the “Comment Letter”) from Song Brandon, Special Counsel, Office of Mergers & Acquisitions, relating to the above-referenced Transaction Statement on Schedule 13E-3 filed on April 27, 2010 (the “Schedule 13E-3”) and the Preliminary Proxy Statement on Schedule 14A filed on April 27, 2010 (the “Proxy Statement”).  The Company has revised the Proxy Statement and the Schedule 13E-3 in response to the Staff’s comments and is filing concurrently with this letter an amended Proxy Statement (the “Amended Proxy Statement”) and, together with the other Filing Persons (as defined below), an amended Schedule 13E-3 (the “Amended Schedule 13E-3”) that reflect these revisions and generally update the information contained therein.  Where the Company has agreed to make requested revisions to its disclosures in the Amended Proxy Statement and Amended Schedule 13E-3, such agreement and any such revisions to disclosures made in such filings should not be taken as an admission that prior disclosures were in any way deficient.

Set forth below are the Staff’s comments contained in your letter (in bold face type) followed by the Company’s responses.

To the extent any response relates to information concerning any of Dimensional Associates, LLC (“Dimensional Associates”), Orchard Merger Sub, Inc., JDS Capital, L.P., JDS Capital Management, LLC, Joseph D. Samberg or Daniel C. Stein (together with the Company, the “Filing Persons”), such response is included in this letter based on information provided to the Company by such other entities or persons or their respective representatives.

Securities and Exchange Commission
Office of Mergers & Acquisitions
June 7, 2010

Schedule 13E-3

General

1.
We note the statement that neither the company nor any other filing person takes responsibility for the accuracy of any information not supplied by such filing person.  As each of the filing persons is a signatory to the Schedule 13E-3, the language is inconsistent with the public disclosure otherwise made in the filing.  Please revise to remove the apparent disclaimer that the filing parties do not bear responsibility, and thus are not subject to liability, for the disclosures made in the Schedule 13E-3 and proxy statement.

In response to the Staff’s comment, the Amended Schedule 13E-3 has been revised to clarify the responsibilities of the Filing Persons.

Preliminary Schedule 14A

Letter to Stockholders

2.
In an appropriate place in your document, please revise to concisely describe the economic essence of the transaction and the effect it will have on shareholders.  Briefly describe the affiliation between the company and the affiliated purchaser, disclose that all of the equity interests of the unaffiliated holders will be purchased for cash.  In addition, disclose that the company’s reporting obligations will terminate upon completion of the merger and the company will deregister its common stock.

In response to the Staff’s comment, the Company has provided the requested disclosure in the Letter to Stockholders.

Summary Term Sheet, page 1

3.
The summary term sheet should be in bullet point format, should highlight the most important terms of the transaction, with cross-references to more detailed discussion later in the proxy statement, and must be written in Plain English.  See Item 1001 of Regulation M-A.  The summary term sheet is lengthy, contains legal jargon, and generally is not in bullet points.  Please revise.

In response to the Staff’s comment, the “Summary Term Sheet” section in the Amended Proxy Statement has been revised as requested.

Securities and Exchange Commission
Office of Mergers & Acquisitions
June 7, 2010

4.	Please revise your Summary Term Sheet and Questions and Answers sections to delete duplicative disclosure and to provide only material information. See Item 1001 of Regulation M-A.

In response to the Staff’s comment, the “Summary Term Sheet” and “Questions and Answers About the Merger and the Annual Meeting of Stockholders” sections in the Amended Proxy Statement have been revised as requested.

Interests of Certain Persons in the Merger, page 2

5.
Please disclose in the summary section the total compensation and/or benefits to be received by each of your directors and executive officers, including compensation to be received by members of the Special Committee, in connection with the merger transaction.

In response to the Staff’s comment, the Company has included the requested disclosure under “Summary Term Sheet—Interests of Certain Persons in the Merger” in the Amended Proxy Statement.

Rights of Appraisal, page 7

6.
Please clarify in this section and on pages 52 and 56 that stockholders must continue to hold their shares until the consummation of the merger in order to exercise appraisal rights under Delaware General Corporation Law.

In response to the Staff’s comment, the Company has included the requested disclosures under “Summary Term Sheet—Rights of Appraisal”, “The Annual Meeting—Rights of Stockholders Who Object to the Merger” and “The Merger Agreement—Appraisal Rights” in the Amended Proxy Statement.

Q:  Who is soliciting my vote?, page 9

7.
We note your disclosure that your “directors, officers and employees may also solicit proxies by personal interview, mail, e-mail, telephone, facsimile or by other means of communication.”  Please explain what you mean by “other means of communications.”  We remind you that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone and information posted on the Internet must be filed under the cover of Schedule 14A.  Please refer to Rule 14a-6(b) and (c).  Please confirm your understanding.

The reference to “other means of communication” was intended to refer to other means of electronic communication.  The disclosure in the Amended Proxy Statement under “Questions and Answers About the Merger and the Annual Meeting of Stockholders—Who is soliciting my vote?” has been amended to clarify this reference.  We confirm our understanding that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone and information posted on the Internet must be filed under the cover of Schedule 14A.

Securities and Exchange Commission
Office of Mergers & Acquisitions
June 7, 2010

Special Factors, page 13

8.
Each presentation, discussion or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A.  This requirement applies to both preliminary and final reports.  Where appropriate, please revise to summarize all the presentations or reports provided by Fesnak and Craig-Hallum during the course of the meetings you have described, including preliminary analyses and reports.  In addition, please file all relevant written materials as exhibits to the Schedule 13E-3.

In response to the Staff’s comment, the Company has included the requested disclosure regarding the presentations and reports provided by Fesnak and Associates, LLP under “Special Factors—Opinion of the Special Committee’s Financial Advisor” in the Amended Proxy Statement, and all relevant written materials are being filed as exhibits to the Amended Schedule 13E-3.  Craig-Hallum Capital Group LLC did not provide any report, opinion or appraisal related to the proposed transaction or relating to the consideration or fairness of the consideration or fairness of the transaction.

Background of the Merger, page 13

9.	Please revise the second paragraph to disclose the ownership interest in the company held by Dimensional Associates and Mr. Stein, respectively.

In response to the Staff’s comment, the Company has included the requested disclosure under “Special Factors—Background of the Merger” in the Amended Proxy Statement based on information provided by Dimensional Associates and Mr. Stein.

10.
In the second paragraph of this section, you state that on November 12, 2008, Mr. Stein requested that the board of directors (i) permit management to cooperate with Dimensional Associates, (ii) enter into a non-disclosure agreement to permit Dimensional Associates to share confidential information with interested parties and (iii) authorize management to meet with interested parties.  In addition, Dimensional Associates asked the board of directors for its approval to approach potential interested parties, and Mr. Donahue requested that the board of directors and certain management employees refrain from trading in your securities until such time that a potential transaction was announced or no longer a possibility.  Please specifically discuss how your board of directors responded to each of Mr. Stein’s requests.

In response to the Staff’s comment, the Company has included the requested disclosures under “Special Factors—Background of the Merger” in the Amended Proxy Statement.

Securities and Exchange Commission
Office of Mergers & Acquisitions
June 7, 2010

11.
You state on page 13 that Mr. Stein requested that you provide a waiver permitting Dimensional Associates to retain Reed Smith LLP, the company’s regular outside legal counsel at that time, as its legal advisor.  Please disclose whether you provided such waiver.

In response to the Staff’s comment, the Company has included the requested disclosure under “Special Factors—Background of the Merger” in the Amended Proxy.

12.
We note your disclosure in the third paragraph of page 13 regarding the factors your board of directors considered in appointing members to the special committee.  With respect to each member appointed to the special committee, disclose the board’s conclusions as to each factor.  In addition, you state that the board of directors determined that each of Messrs. Michael Donahue, Viet Dinh, Nathan Peck and Joel Straka was an independent member of the board of directors and had no financial or other relationship with Dimensional Associates.  Your disclosure on page 75 indicates that Messrs. Donahue and Dinh were designated by Dimensional Associates after a 2007 business combination.  Please provide additional disclosure explaining how you determined that Messrs. Donahue and Dinh were independent.

In response to the Staff’s comment, the Company has included the requested disclosures under “Special Factors—Background of the Merger” and “Historical Relationship Between Dimensional Associates and The Orchard” in the Amended Proxy Statement.

Going Private Transaction, page 14

13.
In the third full paragraph on page 19, you state that on December 11, 2009, the special committee directed Mr. Donahue to inform Dimensional Associates that the special committee would only consider a transaction if the price offered for the outstanding common stock must be at least in the range of $2.05 to $2.15 per share.  Please discuss how the special committee determined this range.

In response to the Staff’s comment, the Company has included the requested disclosure under “Special Factors—Background of the Merger—Going Private Transaction” in the Amended Proxy Statement.

14.	In the first two paragraphs on page 22, you refer to negotiations on March 4, 2009. It appears that the proper date is March 4, 2010. Please revise or advise.

In response to the Staff’s comment, the Company has revised the disclosure under “Special Factors—Background of the Merger—Going Private Transaction” to indicate that the proper date is March 4, 2010.

Securities and Exchange Commission
Office of Mergers & Acquisitions
June 7, 2010

15.
In the third paragraph on page 23, you discuss a pending legal action in the Delaware Court of Chancery challenging the merger.  Please revise to discuss the substance and status of the pending legal action.

In response to the Staff’s comment, the Company has revised the disclosure under “Special Factors—Background of the Merger—Going Private Transaction” in the Amended Proxy Statement as requested.

Fairness of the Merger, Recommendation of the Special Committee and the Board of Directors, page 24

16.	Please provide disclosure that explains why the company is undertaking the going private transaction at this time. See Item 1013(c) of Regulation M-A.

In response to the Staff’s comment, the Company has included the requested disclosure under “Special Factors—Fairness of the Merger, Recommendation of the Special Committee and the Board of Directors” in the Amended Proxy Statement.

17.
On page 24, you state that the special committee considered the nature of the challenges facing the company and possible alternatives to a sale, including continuing to operate as an independent public company.  Revise to specifically discuss how the special committee’s consideration of these issues supported its conclusion that the merger is fair to unaffiliated stockholders.

In response to the Staff’s comment, the Company has revised the disclosure under “Special Factors—Fairness of the Merger, Recommendation of the Special Committee and the Board of Directors” in the Amended Proxy Statement as requested.

18.
In the final paragraph on page 24, you state that the special committee concluded that the merger consideration was likely the highest price reasonably attainable for your stockholders in a merger or other acquisition transaction.  Revise to specifically discuss how the special committee’s consideration of this issue supported its conclusion that the merger is fair to unaffiliated stockholders.

In response to the Staff’s comment, the Company has revised the disclosure under “Special Factors—Fairness of the Merger, Recommendation of the Special Committee and the Board of Directors” in the Amended Proxy Statement as requested.

19.
In the second full bullet point on page 25, you state that the special committee considered the “historical” market prices of the common stock and noted that the proposed consideration of $2.05 per share represented a premium of approximately 80% over the $1.14 per share closing price on October 29, 2009, the last trading day prior to the announcement of the Dimensional Proposal, and a premium of approximately 21% over the $1.69 per share average closing price for the ninety trading days immediately prior to the announcement of the Dimensional Proposal.  We note that the company’s stock traded as high as $3.49 in 2009 and $7.40 in 2008.  In light of these historical prices, include a more detailed discussion of how historical prices were considered and how the special committee determined the appropriate time period to use.

In response to the Staff’s comment, the Company has included the requested disclosure under “Special Factors—Fairness of the Merger, Recommendation of the Special Committee and the Board of Directors” in the Amended Proxy Statement.

Securities and Exchange Commission
Office of Mergers & Acquisitions
June 7, 2010

20.
In the third full bullet point on page 25, you state that since the announcement of the merger with an affiliate who controls approximately 53% of the voting power of your ordinary shares, you have not received any third party offers.  Please explain how this is a positive factor, given the presumed reluctance of a third party to negotiate with the company in such circumstances.

In response to the Staff’s comment, the Company has included the requested disclosure under “Special Factors—Fairness of the Merger, Recommendation of the Special Committee and the Board of Directors” in the Amended Proxy Statement.

21.
On page 25, you state that the special committee considered the fact that the merger agreement and the transactions contemplated thereby were the product of “extensive arm’s length negotiations” between Dimensional Associates and the special committee.  Please delete the reference to “arm’s length negotiations” here and throughout your filing.  References to arm’s length negotiations are inappropriate in a going-private transaction.

In response to the Staff’s comment, the Company has revised the disclosures under “Special Factors—Fairness of the Merger, Recommendation of the Special Committee and the Board of Directors” and “Special Factors—Opinion of the Special Committee’s Financial Advisor—General” in the Amended Proxy Statement as requested.

22.
We note your statement on page 27 that the special committee did not separately consider net book value, pre-merger going concern value or bankruptcy liquidation value in determining the fairness of the merger to your stockholders because the company continues to be viable as a going concern and that liquidation was not considered a viable alternative to company remaining an independent business, or the sale of company as a going concern.  Discuss whether the special committee considered the possibility that the aggregate value of the individual assets may be worth more than the value of the business.  If not, then please explain why.  Further, please note that the absence of an intention to liquidate is not determinative of whether the discussion should address liquidation value.  See Question and Answer No. 20 of Exchange Act Release No. 34-17719 (April 13, 1981).

In response to the Staff’s comment, the Company has included the requested disclosure under “Special Factors—Fairness of the Merger, Recommendation of the Special Committee and the Board of Directors” in the Amended Proxy Statement.

Securities and Exchange Commission
Office of Mergers & Acquisitions
June 7, 2010

Opinion of the Special Committee’s Financial Advisor, page 28

23.
We note that here and in other places in the proxy statement where you summarize documents, you include a statement that the summary “is qualified in its entirety” by reference to the full text of the document.  Please delete all such qualifiers where they appear in the proxy statement.  Investors are entitled to rely upon your disclosure.

In response to the Staff’s comment, the Company has revised the statements under “Special Factors—Opinion of the Special Committee’s Financial Advisor”, “The Merger Agreement” and “Appraisal Rights” in the Amended Proxy Statement as requested.

24.
Please provide us with copies of any materials prepared by Fesnak in connection with its fairness opinion, including draft opinions, reports or appraisals provided to your board of directors and any summaries of presentations made to your board of directors, such as the financial, economic and market data and discount studies.  To the extent the materials differ from the opinions, reports or appraisals delivered to the special committee or board of directors, please describe them in your disclosure.  In addition, any non-public information, including projections used by Fesnak should be summarized in the filing.  In that respect, we note your statement on page 41 that the company provided the board of directors, the special committee and their respective advisors with “base case” forecast of cash flow for 2010, but that you have not included the best case forecast of cash flow for 2010 because it was not furnished to Dimensional Associates or other interested bidders.

In response to the Staff’s comment, the materials prepared by Fesnak and Associates, LLP in connection with its fairness opinion and provided to the special committee are being filed as exhibits to the Amended Schedule 13E-3.  In addition, the Company has revised the disclosure under “Special Factors—Certain Financial Projections” to clarify that the updated “base case” (rather than the incorrect reference to “best case”) forecast was part of a regularly prepared statement of revenues prepared quarterly by management and provided to the board and was not materially different from the forecast previously provided to Fesnak and Associates, LLP.

25.
Additionally, each presentation, discussion or report held with or presented by Fesnak, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A.  Please revise to summarize all presentations made by Fesnak, if any, and file any additional written reports as exhibits pursuant to Items 9 and 16 of Schedule 13E-3.  For each Item 9 report, disclose the date of the contact, the names of the parties in attendance, the identification of the person(s) who initiated the contact, a summary of the dialogue and the information exchanged and the basis for any views expressed.

In response to the Staff’s comment, the Company has included the requested disclosure regarding the presentations and reports provided by Fesnak and Associates, LLP under “Special Factors—Opinion of the Special Committee’s Financial Advisor” in the Amended Proxy Statement. All relevant written materials presented by Fesnak and Associates, LLP are being filed as exhibits to the Amended Schedule 13E-3, and the requested disclosure regarding the date of the contact, the names of the parties in attendance and the identification of the person(s) who initiated the contact for each Item 9 report has been included in the Amended Proxy Statement.

Securities and Exchange Commission
Office of Mergers & Acquisitions
June 7, 2010

26.
The transaction is structured so that the Series A preferred stock will not be receiving its liquidation preference.  As such, please explain why Fesnak believed it was appropriate to include the impact of the Series A preferred stock’s liquidation preference in its comparable public company and selected relevant transaction analyses.

In response to the Staff’s comment, the Company has included the requested disclosure under “Special Factors—Opinion of the Special Committee’s Financial Advisor—Comparable Public Company Analysis” in the Amended Proxy Statement.

Comparable Public Company Analysis, page 29

27.
Please disclose with more specificity the criteria used by Fesnak to determine that the public companies used in this analysis were comparable to the company.  In addition, to the extent other companies met the criteria but were excluded from the analysis, please disclose this information and explain why they were excluded from the analysis.

In response to the Staff’s comment, the Company has included the requested disclosure under “Special Factors—Opinion of the Special Committee’s Financial Advisor—Comparable Public Company Analysis” in the Amended Proxy Statement.

28.	Explain how market value of invested capital was calculated.

In response to the Staff’s comment, the Company has included the requested disclosure under “Special Factors—Opinion of the Special Committee’s Financial Advisor—Comparable Public Company Analysis” in the Amended Proxy Statement.

29.
Your disclosure in the first paragraph notes that because you had a loss from operations and negative EBITDA, Fesnak viewed MVIC to revenues as more appropriate than MVIC to EBITDA.  The final paragraph of this section, however, states that Fesnak considered the MVIC to revenue calculation of $3.90 to be an outlier because of its significant difference from each of the other valuation metrics utilized.  Please reconcile.

In response to the Staff’s comment, the Company has revised the disclosure under “Special Factors—Opinion of the Special Committee’s Financial Advisor—Comparable Public Company Analysis” in the Amended Proxy Statement as requested.

Securities and Exchange Commission
Office of Mergers & Acquisitions
June 7, 2010

Selected Relevant Transactions Analysis, page 30

30.
We note the transactions used in this analysis were selected because the target companies operate in the digital media services industry, as well as the size of the target companies and the availability of information about the transactions.   Please disclose in more detail the criteria used to determine the transactions used in this analysis. If any transaction met the criteria but was excluded from the analysis, please identify the transaction and explain why it was excluded.

In response to the Staff’s comment, the Company has included the requested disclosure under “Special Factors—Opinion of the Special Committee’s Financial Advisor—Selected Relevant Transactions Analysis” in the Amended Proxy Statement.

Historical Trading and Selected Price Analysis, page 31

31.
We note that Fesnak reviewed the recent stock price performance of your common stock, which on March 12, 2010 (prior to the announcement of the signing of the merger agreement but after the announcement of the $2.00 per share offer by Dimensional Associates for the outstanding shares of common stock not held by it), was $1.70 per share, and that adding a control premium of 20% to such price resulted in an approximate price of $2.04 per common share.  We also note that stock prices were as high as $3.49 in 2009 and $7.40 in 2008.  In light of these historical prices, include a more detailed discussion of how historical prices were considered and how the special committee determined the appropriate time period to use.  In addition, describe why Fesnak believed that 20% was an appropriate control premium.

In response to the Staff’s comment, the Company has included the requested disclosure under “Special Factors—Opinion of the Special Committee’s Financial Advisor—Historical Trading and Selected Price Analysis” in the Amended Proxy Statement.

Position of Dimensional Associates and Merger Sub as to the Fairness of the Merger, page 33

32.
Rule 13e-3 requires that each issuer and affiliate directly or indirectly engaged in a going private transaction to furnish the required disclosures regarding substantive and procedural fairness to the company’s unaffiliated stockholders.  For guidance, please refer to Question 117.02 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Exchange Act Rule l3e-3 and related Schedule 13E-3.  In that regard, we note that Messrs. Samberg and Stein, JDS Capital, LP, and JDS Capital Management, LLC have not provided such disclosure.  We also note your disclosure that while such individuals and entities are included in your definition of “Dimensional Affiliates,” the fairness disclosure provided on page 33 only goes to “Dimensional Associates and Merger Sub.”  Accordingly, each filer must independently disclose its belief as to whether the transaction is substantively and procedurally fair and provide the bases for the belief provided.  Further, if one or more of the filing persons relied upon the analysis of another, or the financial advisor, the filing person must expressly adopt the conclusion and analyses.  A filing person cannot insulate itself from liability by relying upon the summary of a financial advisor’s analyses that, by their terms, do not comply with the specific disclosure requirements of Schedule 13E-3. Refer to Q&A No. 21 of SEC Release No. 34-17719.

In response to the Staff’s comment, the Company has included the requested disclosure under “Special Factors—Position of Dimensional Associates, Merger Sub and Certain of Their Affiliates as to the Fairness of the Merger” in the Amended Proxy Statement.

Securities and Exchange Commission
Office of Mergers & Acquisitions
June 7, 2010

Financing of the Merger, page 36

33.	Revise to discuss how Dimensional Associates plans to pay the additional consideration, if the obligation to pay such consideration is triggered.

In response to the Staff’s comment, the Company has included the requested disclosure under “Special Factors—Financing of the Merger” in the Amended Proxy Statement.

Material U.S. Tax Consequences of the Merger to Our Stockholders, page 43

34.
We note that you disclose that your tax discussion “does not purport to be a comprehensive analysis or description of all potential U.S. federal income tax consequences of the merger.”  Pursuant to Item 1004(a)(2)(vii) of Regulation M-A, you should provide a discussion of the material tax consequences of the transaction.  While it may be appropriate to note that the tax consequences may vary on an individual basis, it is inappropriate to suggest that material information about the offer has been omitted.  All material U.S. federal income tax consequences regarding the merger necessary to an informed voting decision on the matters proposed must be included in the proxy statement.

In response to the Staff’s comment, the Company has revised the disclosures under “Material United States Federal Income Tax Consequences of the Merger—Tax Consequences to our Stockholders” in the Amended Proxy Statement as requested.

35.	Please revise to discuss the federal tax consequences of the Rule 13e-3 transaction on the subject company and other Rule 13e-3 filing persons. See Item 1013(d) of Regulation M-A.

In response to the Staff’s comment, the Company has included the requested disclosures under “Material United States Federal Income Tax Consequences of the Merger—Tax Consequences to The Orchard, Dimensional Associates, Merger Sub, JDS Capital, L.P., JDS Capital Management, LLC, Joseph D. Samberg and Daniel C. Stein” in the Amended Proxy Statement.  Each Filing Person provided the requested disclosures with respect to such Filing Person.

Securities and Exchange Commission
Office of Mergers & Acquisitions
June 7, 2010

Special Note Regarding Forward-Looking Statements, page 48

36.
We note your disclosure that, except as required by law, you undertake no obligation to update any forward-looking statements in the proxy statement.  Rule 13e-3(d)(2) imposes an obligation to amend the disclosure document in a going-private transaction to reflect any material changes to the information previously reported.  Please revise your disclaimer to more clearly state when you intend to update or amend the filing to reflect changes to forward-looking information you have disclosed.

In response to the Staff’s comment, the Company has revised the disclosure under “Special Note Regarding Forward-Looking Statements” in the Amended Proxy Statement as requested.

Approval of the Merger Agreement, page 53

Proposal, page 53

37.	Please revise to clearly and succinctly disclose the affiliated relationships, the economic essence of the transaction and the effect it will have on shareholders.

In response to the Staff’s comment, the Company has revised the disclosures under “Approval and Adoption of the Merger Agreement—Proposal” in the Amended Proxy Statement as requested.

Representations and Warranties, page 57

38.
We note the disclaimer contained in the first two paragraphs of this section.  Please revise to remove any potential implication that the referenced merger agreement does not constitute disclosure about the company, and may not be relied upon.  Statements that other disclosure regarding the company included or incorporated in the proxy statement may supplement, update or modify the disclosure in the merger agreement may be appropriate.  In addition, statements about the intent of the parties with respect to the information in the merger agreement at the time of execution may also be appropriate.

In response to the Staff’s comment, the Company has revised the disclosures under “The Merger Agreement—Representations and Warranties” in the Amended Proxy Statement.  However, the Company and the other Filing Persons respectfully submit that it is very important that readers of the Proxy Statement understand that the representations and warranties in the merger agreement were made by the parties to the merger agreement as of a specific point in time for the purpose of inducing each other to enter into the merger agreement, and that they are time-bound, qualified by disclosure schedules and in some cases not intended to be true statements of known facts, but to allocate risk between the parties.  For these reasons, the Company and the other Filing Persons respectfully submit that it is important that the Company’s stockholders reading the Amended Proxy Statement understand that the contractual representations and warranties in the merger agreement may not accurately characterize the current actual state of facts with respect to the Company or the other Filing Persons.

Securities and Exchange Commission
Office of Mergers & Acquisitions
June 7, 2010

39.
We note your disclosure that information concerning the subject matter of the representations and warranties may have changed after the date of the merger agreement, and that such subsequent information may or may not be fully reflected in your public disclosure.  Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the proxy statement not misleading.

The Company notes the Staff’s comment and the Company, on behalf of itself and the other Filing Persons, acknowledges that the Company and the other Filing Persons are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the proxy statement not misleading.

40.
We note your disclosure that the “assertions embodied in those representations and warranties may be qualified by information contained in confidential disclosure schedules we provided in connection with signing the merger agreement that modify, qualify and create exceptions to the representations and warranties contained in the merger agreement.”  On a supplemental basis, please provide us additional details of the contents of those schedules.  In addition, please explain to us why you do not believe such omitted information is material information to investors.

The Company is providing, supplementally under separate cover and pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended, a summary of the contents of the confidential disclosure schedules.  The summary shall not be deemed filed with the SEC or to constitute a part of any proxy materials.  Pursuant to Rule 12b-4, the Company hereby requests that upon completion of the Staff’s review, the summary be returned to the Company.  The Company supplementally advises the Staff that it does not believe that the confidential disclosure schedules contain information that the securities laws would require the Company to publicly disclose, other than information that has already been so disclosed, and the Company does not believe that the confidential disclosure schedules contain information that a reasonable investor would deem important in making a voting decision on the merger or the merger agreement.

Securities and Exchange Commission
Office of Mergers & Acquisitions
June 7, 2010

Stock Ownership of Certain Beneficial Owners and Management, page 94

41.	Disclose the natural persons with sole or shared voting and/or investment power over the shares held by Dimensional Associates, LLC.

In response to the Staff’s comment, the Company has included the requested disclosure under “Stock Ownership of Certain Beneficial Owners and Management” in the Amended Proxy Statement based on information provided by Dimensional Associates.

Approval of Amendment to Certificate of Designations of Series A Convertible Preferred Stock Proposal, page 80

42.
We note your statement that “assuming the Merger Proposal is approved” by your stockholders, you are proposing to amend the certificate of designations of the Series A convertible preferred stock.  Revise to disclose that this proposal is cross-conditioned on shareholder approval of the Merger Proposal.  Make similar revisions throughout the proxy filing, including, without limitation, the form of proxy card.

In response to the Staff’s comment, the Company has revised the disclosures, as requested, in the Letter to Stockholders, the Notice of Annual Meeting of Stockholders and throughout the Amended Proxy Statement and the form of proxy card.

43.
On page 9, you disclose that management anticipates that Dimensional Associates will vote all of its shares of common stock and Series A convertible preferred stock in favor of this proposal, thus, the approval of the proposal will be assured.  Please revise to include similar disclosure.

In response to the Staff’s comment, the Company has included the requested disclosure under “Approval of Amendment to Certificate of Designations of Series A Convertible Preferred Stock—Vote Required” in the Amended Proxy Statement.

Where You Can Find More Information, page 102

44.	Please revise to incorporate by reference your Quarterly Report on Form 10-Q for the first quarter that was filed on May 14, 2010.

The Company notes the Staff’s comment and the Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 has been incorporated by reference into the Amended Proxy Statement.

Securities and Exchange Commission
Office of Mergers & Acquisitions
June 7, 2010

45.
We note that you appear to have incorporated by reference the information required by Item 13 of Schedule 14A.  Please note that the information required by Item 13(a) may be incorporated by reference to the same extent as would be permitted by Form S-3.  See Instruction E to Schedule 14A.  It does not appear that you meet the eligibility requirements of Item 13(b)(1) because your public float is insufficient.  Please advise us if you intend to rely upon Item 13(b)(2) to incorporate the required information by reference.  If so, confirm that you will deliver the information incorporated by reference in the proxy statement to shareholders at the same time as you send them the proxy statement.  Alternatively, revise the Schedule 14A to include the information required by Item 13(a).

The Company notes the Staff’s comment and the Company confirms that in reliance on Item 13(b)(2) of Schedule 14A it intends to incorporate the required information by reference and it will deliver the information incorporated by reference in the proxy statement to shareholders at the same time as the Company sends them the proxy statement.

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Securities and Exchange Commission
Office of Mergers & Acquisitions
June 7, 2010

The Company confirms that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings with respect to it;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As requested, enclosed herewith is an acknowledgement to the same effect set forth in the preceding sentence from the other Filing Persons.

If you have questions or comments please contact me at (646) 237-3783.

Sincerely,

/s/ Alexis Shapiro

Alexis Shapiro Senior Vice President, General Counsel and Secretary
VIA EDGAR AND BY HAND

cc:
Securities and Exchange Commission
Song Brandon, Esq.
Evan S. Jacobson, Esq.

Chadbourne & Parke LLP
Sey-Hyo Lee, Esq.

Patterson Belknap Webb & Tyler LLP
John P. Schmitt, Esq.
Edward H. Smoot, Esq.

Sonnenschein Nath & Rosenthal LLP
Thomas L. Hanley, Esq.

Enclosures